Exhibit 21.1
List of Subsidiaries of
Mesa Air Group, Inc.

1.	Mesa Airlines, Inc.

2.	Air Midwest, Inc.

3.	Freedom Airlines, Inc.

4.	MPD, Inc.

5.	Regional Aircraft Services, Inc.

6.	MAGI Insurance, Ltd.

7.	Ritz Hotel Management, Inc.

8.	Nilchii, Inc.

9.	Air Midwest, LLC